November 13, 2006

Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:	Middle Kingdom Alliance Corporation
Amendment No. 5 to Registration Statement on Form S-1 File No. 333-133475 Filed on October 5, 2006

Ladies and Gentlemen:

On behalf of Middle Kingdom Alliance Corporation, a Delaware corporation (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”), including exhibits.

The Amended Form S-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated October 31, 2006. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-1. The references to page numbers in the headings are to Amendment No. 5 to the Registration Statement on Form S-1, as specified.

General

1.  We note your response to our comment number one in our comment letter dated September 28, 2006. It appears to the staff that the company intends to conduct a directed share offering with respect to the registration of the redeemable warrants to be offered to the members of the company’s advisory council. As a result, please provide the following disclosure, including: (i) a description of the mechanics of how and when these warrants were or will be offered and sold to investors in the directed share program for this offering; (ii) how the prospective recipients and number of reserved securities are determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities; (iii) how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used; (iv) whether any electronic communications or procedures will be used by the underwriter or the company, such as e-mail; (v) a discussion of the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you; (vi) how the procedures for the directed share program differ from the procedures for the general offering to the public; (vii) when purchasers become committed to purchase their rights and (viii) copies of all written communications with prospective purchasers about the directed offering should be provided. We may have further comment.

Securities and Exchange Commission
November 13, 2006

___________________________________

The Company has decided not to create an Advisory Council, and has therefore removed all references to the proposed issuances and the existence of an Advisory Council.

Prospectus Cover Page

2.  We note that, although the Class A warrants are described as non-redeemable, the disclosure in the fourth paragraph on the prospectus cover page refers to redemption of the Class A warrants. See also page 3. Please revise.

The disclosure on the cover page has been revised accordingly.

Selected Financial Data, page 9

3.  Please revise to ensure the amounts presented in the table reconcile to amounts presented elsewhere in your registration statement. For example, as adjusted stockholders’ equity amount does not reconcile to the amount presented on page 30 (capitalization).

The disclosure has been revised accordingly.

Risk Factors, page 10

Risks Associated with Our Business

4.  Please add a risk factor to address the possibility that the final $300,000 of interest on the trust account, which would otherwise be used for working capital, would have to be specified to repay Wachovia in the event of a default on the line of credit.

A new risk factor has been added to page 18 of the Amended S-1 to address this comment.

5.  We read your response to our comment 16; however, we do not see where you have fully addressed our comment. Please revise to provide a risk factor to discuss your ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company. Discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Also, please clarify that a holder of warrants may not be able to exercise their warrants during the redemption period if a current prospectus is unavailable.

Securities and Exchange Commission
November 13, 2006

___________________________________

The Company has revised Section 6.1 of the Class B Warrant Agreement to clarify that during the “measurement period” and through the date on which it exercises its redemption right it must have an effective registration statement with a current prospectus on file with the SEC pursuant to which the underlying common stock may be sold. As such, we do not believe that any further risk disclosure is needed.

6.  In regard to the above comment, please add to the risk factor, “An effective registration statement may not...” to clarify (i) in no event will the company be required to net cash settle and (ii) in the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the shares included in such unit.

The Company has revised the risk factor on page 22 discussed in the comment to state that in no event will it be required to net cash settle the warrants and in the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the shares included in such unit.

7.  The twenty-second risk factor on page 18 is unclear, and it appears that the first clause of the discussion is misplaced. Please revise.

The Company has removed the first clause of the risk factor discussed in the comment and has revised the risk factor to more specifically address the risk being highlighted. The revised risk factor is on page 17 of the Amended S-1.

8.  We do not understand the use of the word “may” in the thirty-fifth risk on page 22 concerning warrants purchased in the private placement. Please advise or revise.

The Company has removed the reference discussed in the comment. The revised risk factor is on page 21 of the Amended S-1.

Use of Proceeds. page 26

9.  Tell us why it is appropriate to include $723,600 in your table considering this transaction related to an event that has already occurred and been presented in your historical financial statements. Please advise or revise to remove this amount here and throughout your registration statement.

The Company has removed the $723,600 from the table and has added a reference to it in a footnote.

Securities and Exchange Commission
November 13, 2006

___________________________________

Please be advised that in addition to the changes discussed above the Company has made the following changes to its Amended S-1:

1.
The underwriters’ discount deferral has increased from 2% (or $0.16 per unit) to 4% (or $0.32 per unit). This change increased the funds retained in the escrow account for the Series B Unit holders from $8.08 to $8.24 per Series B Unit.

2.	The number of Class A Warrants included in the Series A Unit has increased from 4 warrants to 5 warrants.

3.	The expiration date of the Class A Warrants and Class B Warrants has been extended from 5 years to 7 years.

4.	The exercise price in the Underwriters Purchase Option relating to the purchase of Series A Units and Series B Units has increased from $8.80 to $10.00 per unit.

5.	The exercise price of the Class A Warrants and Class B Warrants included in the Underwriters Purchase Option Series A Units and Series B Units has increased from $5.00 to $6.25

6.	The audited financial statements included in this Amended S-1 have been updated through September 30, 2006.

If there are any questions or concerns please feel free to contact Ralph V. De Martino at 202-912-4825 or Cavas Pavri at 215-665-5542.

Sincerely,

COZEN O'CONNOR

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation